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13011449

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-39753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ecoban Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue, Suite 630
(No. and Street)

New York	**New York**	**10175**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. De Got **(212) 805-8300**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen P. De Got, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ecoban Securities Corporation, as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Stephen P. De Got

Signature

President

Title

Notary Public

Howard C. Rosenberg
Notary Public, State of New York
No. 01RO6113108
Qualified in New York County
Commission Expires 7/19/16

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ECOBAN SECURITIES CORPORATION

REPORT PURSUANT TO
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 (e) (4)

FOR THE YEAR
ENDED DECEMBER 31, 2012

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder of
Ecoban Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2012, which were agreed to by Ecoban Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ecoban Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ecoban Securities Corporation's management is responsible for the Ecoban Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ending December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berkowh, Furman & Selcio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2013

ECOBAN SECURITIES CORPORATION

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT
SIPC-6 general assessment for the first half of year ended December 31, 2012	July 24, 2012	$ -	
SIPC-7 general assessment for the year ended December 31, 2012	February 19, 2013	1,104	$ 1,104
		$ 1,104	$ 1,104

See the accompanying Independent Accountant's Report.